K 3/24

06005971

SECU... ...SION
Washington, D.C. 20549

AB 2/23/06 *

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2006
WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 W. Center Rd
(No. and Street)

Omaha	NE	68106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Nagengast, EVP, CFO, COO — (402) 399-9111 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, L.L.P.
(Name – *if individual, state last, first, middle name*)

220 S. Sixth St, Ste 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

H 6/5/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Nagengast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP, CFO, and COO

Title

Notary Public

KEVIN L. LAMMERS
MY COMMISSION EXPIRES
March 14, 2008

STATE OF NEBRASKA
GENERAL NOTARY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENTS OF FINANCIAL CONDITION

Securities America, Inc.
December 31, 2005 and 2004
With Report of Independent Registered Public Accounting Firm

Securities America, Inc.

Statements of Financial Condition

December 31, 2005 and 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Securities America, Inc.

We have audited the accompanying statements of financial condition of Securities America, Inc. (the Corporation) as of December 31, 2005 and 2004. These statements of financial condition are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform an audit of the Corporation's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of the Corporation at December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 10, 2006

Securities America, Inc.

Statements of Financial Condition

	December 31	
	2005	**2004**
Assets		
Cash and cash equivalents	**$28,639,833**	$25,841,846
Securities owned, at market value	**476,844**	150,836
Commissions receivable	**12,188,972**	9,880,228
Agents balances and other receivables, net of allowance of $75,000 in 2005 and 2004	**3,228,064**	2,429,980
Notes receivable – agents, net of allowance of $50,000 in 2005 and 2004	**1,838,274**	989,093
Prepaid expenses	**997,462**	815,972
Due from affiliates	**4,151,040**	–
Goodwill	**26,250,000**	26,250,000
Deferred income taxes	**1,989,286**	1,599,682
Other assets	**415,908**	314,754
Total assets	**$80,175,683**	$68,272,391
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$13,850,544**	$11,374,676
Securities sold, not yet purchased, at market value	**389,447**	17,403
Accrued expenses and other liabilities	**8,688,724**	5,944,645
Due to affiliates	**–**	638,776
Income taxes payable	**899,004**	–
Total liabilities	**23,827,719**	17,975,500
Stockholder's equity:		
Common stock, $1 par value:		
Authorized shares – 200		
Issued and outstanding shares – 100	**100**	100
Additional paid-in capital	**50,024,266**	50,024,266
Retained earnings	**6,323,598**	272,525
Total stockholder's equity	**56,347,964**	50,296,891
Total liabilities and stockholder's equity	**$80,175,683**	$68,272,391

See accompanying notes.

0602-0716201

Securities America, Inc.

Notes to Statements of Financial Condition

December 31, 2005 and 2004

1. Summary of Significant Accounting Policies

General

Securities America, Inc. (the Corporation) is a wholly owned subsidiary of Securities America Financial Corporation, Inc. (SAFC), which is wholly owned by Ameriprise Financial, Inc. (Ameriprise Financial). Prior to August 1, 2005, Ameriprise Financial was known as American Express Financial Corporation. Ameriprise Financial changed its name on August 1, 2005, as a consequence of the plans announced by American Express Company (American Express) on February 1, 2005, to pursue a spin-off of the businesses now being operated under the Ameriprise Financial name. The separation from American Express was effective on September 30, 2005. As such, Ameriprise Financial and its subsidiaries are no longer affiliated with American Express. Ameriprise Financial and American Express are independent companies, with separate public ownership, boards of directors, and management.

The Corporation is a broker-dealer which provides securities distribution and brokerage services to the general public. The Corporation offers an array of financial service products, including both equity and debt securities and variable annuity insurance products, through a network of independent contractor-brokers. The Corporation derives a majority of its revenues from commission income from the brokerage of securities, most of which is paid as expense to independent contractor-brokers as compensation for initiating the trade of securities. Service fees also represent a significant source of revenue to the Corporation. Service fees result from amounts collected from independent contractor-brokers for the processing of securities trades and from amounts collected for administrative and compliance services provided to independent contractor-brokers. The Corporation operates on a fully-disclosed basis and is exempt from provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

The Corporation executes and clears trades through unaffiliated brokerage firms National Financial Services LLC and Pershing LLC (the clearing brokers).

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

In preparing statements of financial condition in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the statements of financial condition. Management believes that the estimates utilized in preparing its statements of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

The Corporation considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Financial Instruments

Substantially all of the Corporation's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased and certain payables, are carried at fair value or contracted amounts approximating fair value.

Securities Transactions

Customer securities transactions are recorded on a settlement-date basis, while the related commission revenues and expenses are accrued on a trade-date basis. Customer security transactions executed, but unsettled, are reflected in commissions receivable and payable. Securities transactions of the Corporation are recorded on a trade-date basis. Securities owned are valued at quoted market values, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

The Corporation has agreed to indemnify the clearing brokers for losses that it may sustain from customer accounts introduced by the Corporation. At December 31, 2005 and 2004, there were no amounts to be indemnified to the clearing brokers for customer accounts.

1. Summary of Significant Accounting Policies (continued)

Long-Lived Assets

The Corporation reviews goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such cases, the estimated fair value of goodwill is determined using various analytical techniques. Should such an assessment indicate that the value of goodwill is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value.

Income Taxes

The Corporation accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. Cash – Segregated Under Federal and Other Regulations

As of December 31, 2005 and 2004, the Corporation was not required to segregate cash or securities in a special account for the exclusive benefit of customers under the provisions of SEC Rule 15c-3.

3. Notes Receivable – Agents

The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans to the Corporation's independent representatives, which have various schedules for repayment. The notes mature at various dates through 2010. The Corporation also provides for an allowance for doubtful accounts on its receivables from independent representatives based on historical collection experience. Further, the Corporation is continually evaluating its receivables for collectibility.

4. Related-Party Transactions

The Corporation periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The transactions recorded with the Corporation's affiliates may not necessarily be representative of a transaction recorded at arm's length.

Amounts due from (to) affiliates of the Corporation as of December 31, 2005 and 2004, are as follows:

	2005	2004
Securities America Financial Corporation	**$4,151,040**	$(638,776)

5. Income Taxes

Temporary differences giving rise to a net deferred tax asset of $1,989,286 and $1,599,682 at December 31, 2005 and 2004, respectively, consist primarily of the allowance for uncollectible receivables and accrued liabilities not currently deductible for income tax purposes.

The Corporation has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectations of future taxable income.

6. Employee Benefit Plan

Employees who meet certain eligibility requirements participate in a 401(k) profit sharing plan sponsored by SAFC. Employee contributions are fully vested at all times. Discretionary employer contributions are fully vested after six years of service.

7. Leases

The Corporation has noncancelable operating leases, primarily for office space, the last of which expires in 2011. Future minimum payments under these leases, as of December 31, 2005, are as follows:

2006	$286,040
2007	81,365
2008	42,119
2009	20,930
2010	21,615
2011	1,806
	$453,875

8. Net Capital

The Corporation, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the rule. The Corporation uses the alternative method, as permitted by the rule, which requires that the Corporation maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2005 and 2004, the Corporation had net capital of $14,857,233 and $15,815,588, respectively, and excess net capital of $14,607,233 and $15,565,588, respectively.

9. Regulatory Actions

The Corporation is the subject of regulatory proceedings brought forth by the National Association of Securities Dealers (NASD). These proceedings relate to the receipt of directed brokerage commissions, supervision of variable annuity sales, sales practices regarding transactions in mutual fund class B and C shares, and TRACE (Trade Reporting and Compliance Engine) reporting. With respect to the directed brokerage commissions proceeding, the Corporation agreed to participate in a settlement with the NASD in 2005. With respect to the other matters, the Corporation has received notice that it is the position of the NASD that the Corporation has violated NASD rules. The Corporation has retained outside counsel to defend its interests in these matters. To the extent that financial consequences are estimable and probable, the Corporation has provided an accrual for these matters.

10. Commitments and Contingencies

The Corporation is subject to a number of legal matters arising in the normal course of business. Management has established accruals for potential losses that are probable and reasonably estimable. While the ultimate results of the Corporation's litigation cannot be determined, management does not expect that these matters will have a material adverse effect on the financial position or results of operations of the Corporation.

In the normal course of business, the Corporation's activities involve, through its clearing brokers, various securities transactions. These activities may expose the Corporation to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.